Katherine R. Kelly
Associate General Counsel & Corporate Secretary

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

July 14, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated June 20, 2016, regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Notes to Consolidated Financial Statements

Note 3.  Alliances

1.
We acknowledge your response to prior comment 1.  The amount of pretax profit (loss) by component that will no longer be reflected in your financial statements could be material information for investors to assess the impact of a disposal.  Please tell us why you believe disclosure of pretax profit (loss) is not necessary and how you considered the pretax profit (loss) of each component in relation to your consolidated pretax profit in your materiality assessment in concluding not to disclose this information for each component.

As indicated in our prior response dated May 17, 2016, we do not believe that the Erbitux business, HIV investigational compound business and over-the counter products business in Mexico and Brazil were individually significant components of BMS.  In addition to the factors discussed in that letter, we considered applicable guidance in Staff Accounting Bulletin No. 99 (“SAB 99”) before concluding that the amount of pretax income (loss) was not material information to investors to assess the impact of each disposal.

The pretax income as a percentage of consolidated pretax income for 2015 for each of these businesses are indicated below.  As indicated in SAB 99, numerical amounts and percentages are useful initial steps in assessing materiality, but cannot be used as a substitute for a full analysis of all relevant considerations including qualitative factors.  SAB 99 incorporates the U.S. Supreme Court’s materiality standard that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”  It also includes the FASB’s language in Statement of Financial Accounting Concepts No. 2 that “[t]he omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

We considered the following factors regarding the total mix of information available to investors before concluding not to disclose the pretax income (loss) for each component.

The pretax income of the Erbitux business represented 7% of the consolidated pretax income when the business was transferred to Eli Lilly and Company (“Lilly”) in 2015.  However, a comparable amount of pretax income is expected in the future as we will receive a tiered royalty each quarter through the expiration of the prior collaboration period (September 2018).  As a result, the net impact of the transaction on the company’s pretax income is minimal.  We believe that the information we disclose in the Alliance footnote, including the royalty rates, historical sales, fees paid to Lilly, and other terms from the prior collaboration, allows investors to assess the transaction’s impact on our results of operations.

The pretax income of the HIV investigational compound business represented 5% of the consolidated pretax income in 2015, an amount we believe is not quantitatively significant.  As indicated in our prior response, the research and development (“R&D”) spending attributed to this business was approximately 1.9% of consolidated R&D expenses, which we believe is a more meaningful measure as this business consisted only of investigational compounds. We manage our R&D programs on a portfolio basis, so we often shift resources and spending between and among various programs and therapeutic areas throughout the development period.  We also provide guidance of our expected annual R&D expenses each year.  After the HIV transaction was announced, as part of our regular fourth quarter earnings announcement in January 2016, we provided 2016 guidance, which provided investors with information that management did not expect the elimination of R&D expenses related to this business to have a material impact on our future results.

The pretax income of the over-the-counter products business in Mexico and Brazil represented 5% of the consolidated pretax income in 2015, an amount we believe is not quantitatively significant as stated above.  We also believe the financial and other terms disclosed in our Alliance footnote, including the licensing proceeds, revenue and deferred income at the end of each period allow investors to assess the expected future impact on our revenues and pretax income following this transaction.  In addition, these products are included in our mature and other brands category of products and it is generally understood by investors and analysts that the products in this category typically have declining revenues due to generic competition and other reasons.  If we do expect a significant change in revenues from our mature brands category, we disclose that in our Management’s Discussion and Analysis. For example, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, we disclosed that revenues were expected to significantly decline in 2015 due to a reduction of approximately $400 million related to the expiration of certain licensing and royalty rights as well as a continued decline of mature products.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852, Jung Choi at (212) 546-5720 or Robert Owens at (609) 252-3915.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Associate General Counsel & Corporate Secretary

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Joseph C. Caldarella, Senior Vice President & Controller, Bristol-Myers Squibb Company
Robert Owens, Vice President & Assistant Controller, Bristol-Myers Squibb Company